Exhibit 12-A

Atlantic City Electric Company

Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	6 Months Ended June 30,	Year Ended December 31,

	2002	2001	2000	1999	1998	1997

Income before extraordinary item	$19,024	$75,476	$54,434	$63,930	$30,276	$85,747

Income taxes	13,867	46,698	36,746	49,326	18,178	50,442

Fixed charges:
Interest on long-term debt including amortization of discount, premium and expense	28,204	62,166	76,178	60,562	63,940	64,501
Other interest	1,315	3,314	4,518	3,837	3,435	3,574
Preferred dividend requirements of subsidiary trusts	3,809	7,619	7,619	7,634	6,052	5,775

Total fixed charges	33,328	73,099	88,315	72,033	73,427	73,850

Earnings before extraordinary item, income taxes and fixed charges	$66,219	$195,273	$179,495	$185,289	$121,881	$210,039

Ratio of earnings to fixed charges	1.99	2.67	2.03	2.57	1.66	2.84

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the estimated interest component of rentals.